

November 16, 2011

<u>Via E-mail</u>
Guilfred Colcol Casimiro
Chief Executive Officer
Monarchy Resources, Inc.
243 Teresa St Sta Mesa
Sampaloc, Manila
Philippines

> **Re:** **Monarchy Resources, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 31, 2011**
> **File No. 333-172825**

Dear Mr. Casimiro:

We have reviewed your response letter dated October 31, 2011 as well as your amended registration statement and have the following additional comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1 Filed October 31, 2011</u>

<u>Our Planned Exploration Program, page 27</u>

1. We note that "[y]our exploration program under Phase I will start in November 2011 and [that] there are no results as at the date of this prospectus." Tell us why you show exploration costs of $14,000 for the three and nine months ended July 31, 2011, described on page 28 as "[m]oney advanced by the directors in order that the Company can complete Phase I of its exploration program," if you have not yet begun your exploration program. Considering that you show advances from related parties of $14,240 at July 31, 2011, it appears that you may have double counted the directors' advance and prematurely recognized the exploration expense.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me at (202) 551-3611 with any questions.

        Sincerely,

        /s/ A.N. Parker

        Anne Nguyen Parker
        Branch Chief

cc: Mr. W. Scott Lawler